FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

                                        October 20, 2010

By Fax and By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:

iBOS, Inc. (the “Registrant”)

Amendment No. 4 to Registration Statement on Form S-1

Filed October 6, 2010

File No.  333-161365

Ladies and Gentlemen:

By this letter, I, as counsel to the Registrant am responding to the one comment in the staff’s letter, dated October 19, 2010.

The contract referred to is the services contract with the Registrant’s transfer agent.  The Transfer Agent is not affiliated in any way with the Registrant and the description of the Registrant’s obligations under the contract in the footnote is appropriate in view of the terms of the contract.  The Registrant acknowledges that it will be required to discuss the amortization of the costs under this contract in the MD&A sections of its future filings.  However, in our view, the costs to the Registrant of filing a further amendment to the registration statement clearly outweigh any benefit to be gained by the further disclosure of the particulars of the agreement as suggested by the comment.  Any reader of the prospectus is aware of the Registrant’s obligation to a third party and the costs will be discussed in MD&A sections in repeated filings.  In my experience, it is not typical for arrangements with transfer agents to be discussed in detail in the prospectus, those arrangements are just one of several costs of doing business as a public company.  This is the case even for small companies where the costs of doing business as a public company might represent a material portion of the company’s cash flow.

If you require any further elaboration of the forgoing, do not hesitate to call me at 914-674-4373.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton